

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Robert McDermott
Chief Executive Officer
iCoreConnect Inc.
3554 W. Orange Country Club Drive, Suite 220
Winter Garden, Florida 34787

> **Re: iCoreConnect Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2021**
> **File No. 333-257531**

Dear Mr. McDermott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Philip Snyderburn